April 11, 2013

VIA EDGAR AND FACSIMILE

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Kathryn Jacobson, Staff Accountant

Dean Suehiro, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charm Communications Inc.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

Form 6-K

Filed August 24, 2012

File No. 001-34701

Dear Mr. Spirgel, Ms. Murphy, Ms. Plowgian, Ms. Jacobson and Mr. Suehiro:

On behalf of our client, Charm Communications Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the response to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 3, 2013, pertaining to the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”) and the Company’s report on Form 6-K filed on August 24, 2012 (the “Company’s Form 6-K”).

The Company hereby undertakes that it will incorporate all proposed disclosure in response to the Staff’s comments in the Company’s 2012 Form 20-F prior to April 30, 2013 via EDGAR immediately after all of the Staff’s comments are resolved. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.

Set forth below are the Company’s responses to each of the Staff’s comments contained in your April 3, 2013 letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.

Organizational Structure, page 50

1. We note your response to comment 4. Please revise your disclosure to update the status of the acquisition of the related license by Neudior, including the name of the license and from which agency it is required, the steps taken to date, the remaining steps and anticipated timing for acquiring the license.

We respectfully advise the Staff that pursuant to the SAFE (State Administration for Foreign Exchange) Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular 75, before Neudior Corporation Limited (“Neudior”) sets up a wholly foreign owned enterprise, or a WFOE, to further expand advertising business in China, each of its beneficial owner who is a PRC resident shall register his/her/its ownership in such offshore special purpose vehicle(s) with the local branch of SAFE.

As disclosed in our previous responses, Neudior has seven beneficial owners who are PRC individuals, with each of whom holding equity interest in Neudior indirectly through CharmClick Inc. and CharmClick Limited. In accordance with Circular 75, each of such seven shareholders needs to apply for preliminary Circular 75 registration with applicable local branch of SAFE. We respectfully note that each local SAFE branch has wide discretion over the requisite paperwork to be submitted for review and there have historically been a lot of uncertainties with regard to the timeframe for the completion of such registrations. With the number of PRC shareholders involved, the related Circular 75 registration is taking even longer.

To our knowledge, the seven PRC shareholders have contacted relevant SAFE agents and tried to start the filing process with local SAFE since March 2012. However, we have been notified that the paperwork submitted to local SAFE thus far has been considered incomplete and local SAFE has requested further information in connection with each individual’s background and the related group companies’ history and structure. No shareholder has been able to complete his/her SAFE registration to date and we are unable to provide an estimated timeframe required to complete such registration process. Upon the completion of each PRC individual’s preliminary Circular No. 75 registration, we can start the process for Neudior to set up a WFOE in China for advertising business expansion.

As such, in response to the Staff’s comments, the Company proposes to amend and supplement the disclosure immediately following the Organizational Structure on page 51 (with added clarification language underlined for your easy review):

“Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry ……From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In November 2011, CharmClick Inc., (60% held by the Company through the wholly owned subsidiary Best Ranking Limited and 40% held by CharmClick Limited, a British Virgin Islands company beneficially owned by Honggang Zhu, Xiaofen Li, Ye Yuan, Yuejie Han, Zongjian Xu, Di Kong, Xiaodan Cai and Shumin Wang, all of which are presently employees of the Company) acquired all the outstanding entity interests of Neudior Corporation Limited, which is qualified to set up entities in China for the purpose to operate advertising business.

Our goal is to have Neudior Corporation Limited set up a wholly foreign owned enterprise, or a WFOE, to further expand our advertising business in China. However, pursuant to Circular No. 75, each PRC beneficial owner of Neudior Corporation Limited shall apply for and complete his/her registration of his/her equity interest in offshore special purpose vehicles before Neudior Corporation Limited is permitted to set up a WFOE. Out of the eight individuals who beneficially own CharmClick Limited, seven of which are PRC citizens and are required to submit and apply for such Circular No.75 registration. We have been notified that these shareholders have started the application process with applicable local branch of SAFE and are currently supplementing additional documentation in connection therewith pursuant to local SAFE’s requests. We are uncertain as to the amount of time it may take for each of the seven PRC citizens to complete his/her Circular No. 75 registration. Once such registrations have been completed, Neudior Corporation Limited may start applying to set up a WFOE in China. The WFOE set-up process typically takes approximately 2 to 3 months, which consists of such key procedures including:

(i)	applying for and obtaining approval from the local branch of the Ministry of Commerce, as part of which the PRC shareholders’ Circular No.75 registration forms need to be submitted for review;

(ii)	applying for and obtaining a foreign exchange registration certificate, or an IC card, from SAFE;

(iii)	contributing capital to the WFOE as its partial or full registered capital; and

(iv)	applying for and obtaining a business license from the local Administration for Industry and Commerce.

Upon receipt of the WFOE’s business license, each of the seven PRC individuals will need to update his/her Circular No.75 registration form to reflect WFOE’s establishment, which process may take up to a few months.

Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., our advertising business was operated through contractual arrangements with our variable interest entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them. Beijing Vizeum Advertising Co., Ltd. is wholly owned by Posterscope (Hong Kong) Ltd., which is 60% held by the Company through its wholly owned subsidiary Media Post Holdings Limited, with the remaining 40% held by Posterscope Advertising Limited, a company incorporated in Hong Kong and an affiliate of Aegis Media. Pursuant to the agreements governing the arrangement between Posterscope Advertising Limited and Media Post Holdings Limited, during the two-year period from January 1, 2013, Aegis Media shall have the right to acquire a majority of the shares of Posterscope (Hong Kong) Ltd., by purchasing from us 11% of its total outstanding equity interest. In addition, if Aegis Media exercises such right to acquire a majority interest, it will have the right to purchase additional shares from us beginning on January 1, 2018. In the ten-year period from January 1, 2024, Aegis Media will have the right to purchase from us all of our remaining shares of Posterscope (Hong Kong) Ltd.”

In responding to the Staff’s comments, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by phone at + 8613501026342 or by email at sliu@gunder.com.

Sincerely,

/s/ Steven Liu

Steven Liu

Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Enclosures

cc:	He Dang, Chairman and Chief Executive Officer

Wei Zhou, Chief Financial Officer

Charm Communications Inc.

Deloitte Touche Tohmatsu Certified Public Accountants LLP.